12 g Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

05010663

PRESS RELEASE

August 10, 2005

SUPPL

Trans America's Uranium Acquisition Initiative in Western U.S. Making Progress

In light of recent market activity in the Company's stock, Trans America Industries would like to confirm that its prospecting syndicate has been making progress acquiring mineral properties in the Western U.S. that are prospective for uranium.

Given the highly competitive nature of the uranium business, negotiations to secure a land position have taken longer than expected. Nonetheless, Trans America wishes to emphasize that its professional partners in the staking syndicate have extensive experience in the U.S uranium industry both in conventional and In Situ Leach type situations.

The Company remains optimistic that its acquisition program will yield a portfolio of properties that will allow it to become a competitive player in the US uranium exploration sector.

The Company also wishes to announce that it has granted an incentive stock option of 25,000 shares at $1.10 to its corporate secretary, Murray Seitz, and an option of 50,000 shares to David Duval, also at $1.10. Both options are for 5 years and are pursuant to the Company's stock option plan.

Mr. Duval, a director of the company, is also a professional writer and provides specialized services to the company including the preparation of public documents.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell

President

8/23

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca